Shanda Reports Fourth Quarter and Full Year 2006 Results
• Q4 net revenues grew 7.7% over Q3 2006 to US$60.3 million
• Q4 operating income up 37.7% over Q3 2006 to US$19.9 million

Shanghai, China—February 12, 2007—Shanda Interactive Entertainment Limited (Nasdaq: SNDA), or Shanda, a leading interactive entertainment media company in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2006.

Summary of the Fourth Quarter 2006:

•	Total net revenues increased 7.7% quarter-over-quarter and increased 30.5% year-over-year to RMB470.6 million (US$ 60.3 million).

•	Online game revenues, including MMORPGs and casual games, increased 10.0% quarter-over-quarter and increased 44.3% year-over-year to RMB450.0million (US$ 57.6 million).

•	Active paying accounts for MMORPGs increased 6.7% quarter-over-quarter to 2.29 million and average monthly revenue per active paying account increased 6.6% quarter-over-quarter to RMB55.1.

•	Operating income increased 37.7% quarter-over-quarter to RMB155.2 million (US$19.9 million) and increased from an operating loss of RMB27.6 million year-over-year.

•	Net income was RMB240.3 million (US$ 30.8 million), compared to net income of RMB143.5 million in the third quarter of 2006 and a net loss of RMB538.9 million in the fourth quarter of 2005. Earnings per diluted ADS were RMB3.32 (US$0.42), compared to earnings per diluted ADS of RMB1.98 in the third quarter of 2006 and a loss per diluted ADS of RMB7.58 in the fourth quarter of 2005.

•	Non-GAAP income excluding net gain from disposal of Sina’s stake was RMB173.5 million (US$22.2 million), compared to non-GAAP loss excluding a non-cash impairment charge of Actoz of RMB17.4 million in the fourth quarter of 2005. No adjustments to net income were made to the third quarter of 2006. Non-GAAP earnings per diluted ADS were RMB2.40 (US$0.30), compared to non-GAAP loss per diluted ADS of RMB0.26 in the fourth quarter of 2005.

Summary of Full Year 2006:

•	Total net revenues for the full year 2006 decreased 12.8% from full year 2005 to RMB1,654.5 million (US$211.9 million).

•	Online game revenues, including MMORPGs and casual games, for the full year 2006 decreased 7.0% from full year 2005 to RMB1,542.9 million (US$197.6 million).

•	Operating income for the full year 2006 decreased 39.3% from full year 2005 to RMB377.6 million (US$48.4 million).

•	Net income for the full year 2006 was RMB529.2 million (US$67.8 million), compared to RMB165.3 million in 2005. Earnings per diluted ADS were RMB7.32 (US$0.94), compared to RMB2.26 per diluted ADS in 2005.

•	Non-GAAP income for the full year 2006 excluding net gain from disposal of Sina’s stake was RMB462.4 million (US$59.2 million), compared to non-GAAP income of RMB686.8 million excluding a non-cash impairment charge of Actoz in 2005. Non-GAAP earnings per diluted ADS for 2006 were RMB6.40 (US$0.82), compared to non-GAAP earnings per diluted ADS of RMB9.38 in 2005.

“Shanda closed 2006 with strong fourth quarter results. Our MMORPG business continued to post impressive revenue growth with increases in both active paying accounts and average monthly revenue per active paying account in the fourth quarter,” said Tianqiao Chen, Chairman and Chief Executive Officer of Shanda. “Overall, 2006 was a successful year for Shanda. Our financial results demonstrate the power of the come-stay-pay model, particularly its ability to extend the life cycle of our games and establish sustainable game communities. As we move into 2007, we plan to add more MMORPGs and casual games to strengthen our portfolio and continue to offer new expansion packs for all of our existing titles.”

Financial Results (Preliminary Unaudited)

Net Revenues. In the fourth quarter of 2006, Shanda reported net revenues of RMB470.6 million (US$ 60.3 million), representing a 7.7% increase compared to RMB436.8 million in the third quarter of 2006 and a 30.5% increase from RMB360.5 million in the fourth quarter of 2005. For the full year 2006, net revenues were RMB1,654.5 million (US$211.9 million), a 12.8% decrease from the full year 2005.

Online game revenues in the fourth quarter of 2006 increased 10.0% quarter-over-quarter and 44.3% year-over-year to RMB450.0 million (US$57.6 million). For the full year 2006, online game revenues were RMB1,542.9 million (US$197.6 million), a 7.0% decrease from the full year 2005.

Revenues from MMORPGs in the fourth quarter of 2006 increased 13.8% quarter-over-quarter and increased 63.9% year-over-year to RMB378.0 million (US$48.4 million), accounting for 80.3% of total revenues. The sequential growth in MMORPG revenues was primarily due to increased revenues from Mir II and Woool as a result of releasing new expansion packs. For the full year 2006, revenues from MMORPGs were RMB1,240.1 million (US$158.8 million), a 1.2% decrease from the full year 2005.

The number of active paying accounts for MMORPGs was 2.29 million in the fourth quarter of 2006, compared to 2.14 million in the third quarter of 2006, as the expansion packs to Woool and Mir II attracted more paying users. Average monthly revenue per active paying account for MMORPGs increased to RMB55.1 in the fourth quarter of 2006 from RMB51.6 in the third quarter of 2006, due to increased consumption of in-game premium features.

Revenues from casual games in the fourth quarter of 2006 decreased 6.2% quarter-over-quarter and decreased 11.4% year-over-year to RMB72.0 million (US$9.2 million). The sequential decline in revenues from casual games was primarily due to seasonality following the summer holiday in the third quarter of 2006. For the full year 2006, revenues from casual games were RMB302.8 million (US$38.8 million), a decrease of 24.9% from the full year 2005.

Shanda’s other revenues in the fourth quarter of 2006 decreased 25.6% quarter-over-quarter and decreased 57.7% year-over-year to RMB20.6 million (US$2.7 million). The sequential decrease was primarily due to a decline in EZ Products sales. For the full year 2006, other revenues were RMB111.6 million (US$14.3 million), a decrease of 53.2% from the full year 2005.

Gross Profit. Gross profit for the fourth quarter of 2006 was RMB296.2 million (US$37.9 million), representing a 20.7% increase compared to RMB245.5 million in the third quarter of 2006 and a 37.1% increase from RMB216.1 million in the fourth quarter of 2005. Gross margin was 62.9% in the fourth quarter of 2006, up from 56.2% in the third quarter of 2006 and up from 59.9% in the fourth quarter of 2005. The sequential improvement in gross margin was due to higher revenues and lower cost of services. The decrease in cost of services was primarily caused by lower server leasing costs resulting from an initiative to combine server groups and eliminate unnecessary servers as well as a reduction in cost of EZ products. For the full year 2006, gross margin was 58.3%, down from 67.6% in the full year 2005.

Income from Operations. Operating income for the fourth quarter of 2006 was RMB155.2 million (US$19.9 million), representing a 37.7% increase compared to RMB112.7 million in the third quarter of 2006 and up from an operating loss of RMB27.6 million in the fourth quarter of 2005. Operating margin was 33.0% in the fourth quarter of 2006, compared to 25.8% in the third quarter of 2006. The sequential improvement in operating margin was due to higher gross margin as well as almost flat operating expenses as a percentage of revenues. The almost flat operating expenses as a percentage of revenues was mainly due to lower research & development expenses related to the EZ initiative, lower general and administrative expenses due to tighter budget controls and higher sales and marketing expenses in support of new expansion packs and related marketing campaigns. Share-based compensation was RMB11.0 million (US$1.4 million) relatively unchanged from the third quarter of 2006. For the full year 2006, operating margin was 22.8%, down from 32.8% in the full year 2005.

Investment Income. In the fourth quarter of 2006, Shanda reported investment income of RMB70.3 million (US$9.0 million), compared to RMB0.1 million in the third quarter of 2006 and RMB1.4 million in the fourth quarter of 2005. Investment income includes a RMB66.9 million (US$8.6 million), or RMB0.92 (US$0.12) per diluted ADS, net gain on the sale of 3.7 million ordinary shares of SINA Corporation in the fourth quarter of 2006. For the full year 2006, investment income was RMB72.4 million (US$9.3 million), compared to an investment loss of RMB5.9 million in the full year 2005.

Other Income. In the fourth quarter of 2006, Shanda reported other income of RMB26.3 million (US$3.4 million), representing a decrease of 45.1% from RMB47.8 million in the third quarter of 2006 and a decrease of 39.4% from RMB43.3 million in the fourth quarter of 2005. The sequential decrease of other income was mainly due to a decline of government financial incentives, which amounted to RMB8.7 million (US$1.1 million) in the fourth quarter of 2006 compared with RMB 29.1 million in the third quarter of 2006. Other income also consisted of a foreign exchange gain of RMB20.8 million (US$2.7 million) in the fourth quarter of 2006, as a result of continuous appreciation of Renminbi against US dollar. For the full year 2006, other income was RMB133.9 million (US$17.1 million), a decrease of 23.4% from the full year 2005.

Net Income. In the fourth quarter of 2006, Shanda had net income of RMB240.3 million (US$30.8 million), compared to net income of RMB143.5 million in the third quarter of 2006 and a net loss of RMB538.9 million in the fourth quarter of 2005. Earnings per diluted ADS was RMB3.32 (US$0.42), compared to earnings per diluted ADS of RMB1.98 in the third quarter of 2006 and a loss per diluted ADS of RMB7.58 in the fourth quarter of 2005. Non-GAAP income excluding the net gain from disposal of Sina’s stake for the fourth quarter of 2006 was RMB173.5 million (US$22.2 million) or RMB2.40 (US$0.30) per diluted ADS. No adjustments to net income were made to the third quarter of 2006. Non-GAAP loss excluding a non cash impairment charge of RMB521.5 million, or RMB7.32 per ADS, for the fourth quarter of 2005 was RMB 17.4 million, or RMB0.26 per diluted ADS, to reflect the fair value of Shanda’s 38% stake in Actoz, a South Korean online game company.

For the full year 2006, net income was RMB529.2 million (US$67.8 million), compared to RMB165.3 million in the full year 2005. Earnings per diluted ADS were RMB7.32 (US$0.94) for the full year 2006, compared to RMB2.26 per diluted ADS in the full year 2005. Non-GAAP income for 2006 was RMB462.4 million (US$59.2 million) or RMB6.40 (US$0.82) per diluted ADS, compared to non-GAAP income of RMB686.8 million or RMB9.38 per diluted ADS for 2005.

The conversion of Renminbi (RMB) into U.S. dollars in this release is based on the noon buying rate in The City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2006, which was RMB7.8087 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

Note to the Financial Information

The unaudited financial information disclosed above is preliminary. The audit of the financial statements and related notes to be included in our annual report on Form 20-F for the year ended December 31, 2006 is still in progress. Adjustments to the financial statements may be identified when audit work is completed, which could result in significant difference from the audited financial statements to this preliminary unaudited financial information. In addition, because management’s evaluation of our internal controls over financial reporting in connection with of the Sarbanes-Oxley Act of 2002 has not yet been completed, we make no representation as to the effectiveness of those internal controls as of the end of our 2006 fiscal year.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principals in the United States, or GAAP, this press release includes non-GAAP financial measures of adjusted net income and adjusted earning per ADS, each of which is adjusted to exclude the net gain from disposal of Sina’s stake and a non-cash impairment charge of Actoz. Shanda believes these non-GAAP financial measures are important to help investors understand Shanda’s current financial performance and future prospects, compare business trends among different reporting periods on a consistent basis and access Shanda’s core operating results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For a reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure, please see the financial statements included with this press release.

Recent Business Highlights

On December 18, 2006, Shanda released a next-generation expansion pack entitled Evil Inside for Woool. The launch of Evil Inside marked the beginning of Woool’s upgrade to the CSP revenue model. Additional features available in Evil Inside include a more interactive and sophisticated game environment including new maps, weapons, as well as new talents and abilities for characters. The expansion is part of the buildup to the launch of Woool II, which will take place in 2007.

On January 30, 2007, Shanda was recognized with the “The Best e-Payment Enterprise in China Award” and “The Most Innovative e-Payment Enterprise in China Award” at the China e-Finance and e-Payment Conference which was co-organized by Ministry of Information Industry (MII), China Banking Regulatory Commission (CBRC), and China Electronic Commerce Association (CECA). Shanda’s CEO Tianqiao Chen was also recognized with the “Leader in Chinese e-Payment Market Award”. Shanda was the sole online game company to win those awards at the conference.

On February 1, 2007, Shanda£¬entered into an exclusive agreement with leading South Korean online game developer Actoz Soft Co., Ltd for the license to operate a popular side-scrolling massive multiplayer online game, or MMO, LaTale in mainland China. The game is expected to enter close-beta testing in China in February 2007. The game was well received by Korean users upon its commercial launch in South Korea in July 2006 under a free-to-play model.

On February 2, 2007, Shanda entered into an agreement with Wemade Entertainment and Actoz Soft, to fully settle copyright infringement and unfair competition claims brought by Wemade and Actoz in 2003 with respect to Shanda’s in-house developed online game “World of Legend”, or Woool. Under the agreement, Wemade and Actoz agree to recognize Shanda’s copyright for Woool, while Shanda agrees to recognize Wemade and Actoz’s joint ownership to the copyright of “The Legend of Mir II”.

On February 8, 2007, Shanda announced that it has entered into an agreement with Citigroup Global Markets Inc. for the sale to Citigroup, as market maker utilizing Rule 144 of the Securities Act of 1933, as amended, of 4,000,000 ordinary shares of SINA Corporation, representing net proceeds of US$129,600,000. The sale of the SINA shares is expected to be completed on or about February 13, 2007. Following the sale, Shanda will continue to hold 2,118,278 SINA shares, representing approximately 3.9% of the issued and outstanding shares of SINA Corporation, calculated based on information furnished by SINA Corporation in its public filings with the United States Securities and Exchange Commission.

Conference Call

Shanda’s management team will host a conference call today at 8:00 p.m. Eastern Standard Time, corresponding with February 13, 2007 at 9:00 a.m. Beijing/Hong Kong time, to present an overview of the company’s financial performance and business operations. To participate in the live call, U.S. callers should dial 888-694-4739 and international callers should dial 973-582-2749 and reference pass code 8363886. A live webcast of the presentation will be available at the company’s corporate website at http://www.snda.com.

A replay of the conference call will be available until February 19, 2007, 12:00 a.m. EST. The dial-in number for calls placed in the U.S. is 877-519-4471 and 973-341-3080 for calls placed outside of the U.S. The pass code for the replay is 8363886.

Safe Harbor Statement

This announcement contains forward-looking statements that are based on current expectations, assumptions, estimates and projections about the company and the industry. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to the statements regarding the introduction of expansion packs to existing titles, the introduction and timing of new MMORPG game titles and the introduction of new casual game titles. These forward-looking statements involve various risks and uncertainties. Although the company believes that its expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct. Important risks and uncertainties that could cause actual results to be materially different from expectations include but are not limited to the risk that there are delays in the localization and/or development of the MMORPGs and casual games Shanda intends to release in 2007, the risk that such MMORPGs and casual games are not well received by users in China, the risk that the games fail to be commercialized or the commercialized results fail to meet the expectations of end users, and the risks set forth in Shanda’s filings with the U.S. Securities and Exchanges Commission, including Shanda’s annual report on Form 20-F.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq: SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player and casual online games in China, along with online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base, of which more and more is coming from homes. Each user can interact with thousands of others and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com.

Contact

Shanda Interactive Entertainment Ltd.
Frank Liang
Director of Corporate Financing and Investor Relations
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

Crocker Coulson (investors): crocker.coulson@ccgir.com
Elaine Ketchmere (media): elaine.ketchmere@ccgir.com
CCG Elite
Phone: +1-310-231-8600 (USA)

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED BALANCE SHEET
(in thousands)
	As of December 31,	As of December 31,
	2005	2006
	RMB	RMB	US$
	(audited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	949,622	1,291,901	165,444
Restricted cash	150,779	—	—
Short-term investment	126,360	407,399	52,172
Marketable securities	1,933,674	1,844,966	236,270
Accounts receivable	81,127	31,685	4,058
Inventories	28,481	8,972	1,149
Deferred licensing fees and related costs	24,067	27,433	3,513
Prepayments and other current assets	41,085	51,708	6,622
Deferred tax assets	17,125	17,421	2,231

Total current assets	3,352,320	3,681,485	471,459

Investments in affiliated companies	328,582	334,693	42,861
Property, equipment and software	258,352	349,153	44,713
Intangible assets	212,315	186,062	23,828
Goodwill	245,092	493,564	63,207
Long-term deposits	2,863	—	—
Long-term prepayments	18,158	100,160	12,827
Other long-term assets	52,771	—	—

Total assets	4,470,453	5,145,117	658,895

LIABILITIES
Current liabilities:
Accounts payable	65,390	91,184	11,677
Licensing fees payable	18,158	14,135	1,810
Taxes payable	37,045	80,253	10,277
Deferred revenue	172,455	201,650	25,824
Licensing fees payable to a related party	13,830	46,090	5,902
Due to related parties	3,040	3,044	390
Acquisition related obligation	158,430	3,047	390
Other payables and accruals	141,552	138,017	17,675
Convertible debt within one year	—	2,147,393	275,000

Total current liabilities	609,900	2,724,813	348,945

Convertible debt	2,219,305	—	—

Total liabilities	2,829,205	2,724,813	348,945

Minority interests	3,389	2,910	373
Shareholders’ equity
Ordinary shares	11,751	11,849	1,518
Additional paid-in capital	1,397,092	1,468,825	188,101
Statutory reserves	87,619	142,019	18,187
Deferred share-based compensation	(3,595)	—	—
Accumulated other comprehensive gain	30,182	205,082	26,263
Retained earnings	114,810	589,619	75,508

Total shareholders’ equity	1,637,859	2,417,394	309,577

Total liabilities and shareholders’ equity	4,470,453	5,145,117	658,895

	SHANDA INTERACTIVE ENTERTAINMENT LIMITED
	CONSOLIDATED STATEMENTS OF OPERATIONS
	(in thousands, except for share and per share data)
	For the three months period ended,
	December 31,	September 30,	December 31,
	2005	2006	2006
	RMB	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	230,600	332,292	377,995	48,407
Casual game	81,332	76,845	72,050	9,227
Others	48,584	27,632	20,567	2,634

Total net revenues	360,516	436,769	470,612	60,268

Cost of services
Ongoing licensing fees for online games	(52,754)	(82,242)	(87,615)	(11,220)
Amortization of upfront licensing fees	(12,242)	(13,310)	(13,461)	(1,724)
Server leasing and maintenance fees	(23,563)	(24,273)	(22,355)	(2,863)
Salary and benefits	(11,620)	(13,441)	(13,749)	(1,761)
Depreciation of property, equipment and software	(13,427)	(13,310)	(13,113)	(1,679)
Others	(30,851)	(44,741)	(24,139)	(3,091)

Total cost of services	(144,457)	(191,317)	(174,432)	(22,338)

Gross profit	216,059	245,452	296,180	37,930
Operating expenses
Product development	(50,991)	(35,965)	(32,327)	(4,140)
Sales and marketing	(92,036)	(31,860)	(45,601)	(5,840)
General and administrative	(100,597)	(64,953)	(63,058)	(8,075)

Total operating expenses	(243,624)	(132,778)	(140,986)	(18,055)

(Loss) Income from operations	(27,565)	112,674	155,194	19,875
Interest income	6,818	5,863	8,553	1,095
Amortization of convertible debt issuance cost	(4,672)	(4,402)	(4,298)	(550)
Investment income	1,404	141	70,293	9,002
Other income, net	43,326	47,832	26,266	3,364

Income before income tax expenses, equity in loss of affiliates and minority interests	19,311	162,108	256,008	32,786
Income tax expenses	(23,975)	(15,877)	(9,903)	(1,268)
Equity in loss of affiliates	(534,376)	(2,909)	(6,135)	(786)
Minority interests	150	203	339	43

Net (loss) income	(538,890)	143,525	240,309	30,775

(Losses) Earnings per share:
Basic	(3.79)	1.00	1.68	0.22
Diluted	(3.79)	0.99	1.66	0.21
(Losses) Earnings per ADS:
Basic	(7.58)	2.00	3.36	0.44
Diluted	(7.58)	1.98	3.32	0.42
Weighted average ordinary shares outstanding:
Basic	142,349,153	142,903,595	142,995,108	142,995,108
Diluted	142,349,153	144,732,342	145,194,841	145,194,841
Weighted average ADS outstanding:
Basic	71,174,577	71,451,798	71,497,554	71,497,554
Diluted	71,174,577	72,366,171	72,597,421	72,597,421
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP (loss) income	(17,404)	143,525	173,455	22,213
Net gain from disposal of Sina’s Stake	—	—	66,854	8,562
Actoz impairment charges	£ ¨521,486)	—	—	—

Net (loss) income	(538,890)	143,525	240,309	30,775

Non-GAAP diluted (losses) earnings per ADS	(0.26)	1.98	2.40	0.30
Net gain from disposal of Sina’s Stake per ADS	—	—	0.92	0.12
Actoz impairment charges per ADS	(7.32)	—	—	—

Diluted (losses) earnings per ADS	(7.58)	1.98	3.32	0.42

SHANDA INTERACTIVE ENTERTAINMENT LIMITED
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except for share and per share data)
	For the year ended,
	December 31,	December 31,
	2005	2006
	RMB	RMB	US$
	(unaudited)	(unaudited)	(unaudited)
Net revenues
MMORPG	1,255,341	1,240,096	158,810
Casual game	402,968	302,800	38,777
Others	238,302	111,564	14,287

Total net revenues	1,896,611	1,654,460	211,874

Cost of services
Ongoing licensing fees for online games	(299,207)	(293,386)	(37,572)
Amortization of upfront licensing fees	(37,282)	(56,429)	(7,226)
Server leasing and maintenance fees	(88,877)	(97,230)	(12,451)
Salary and benefits	(40,882)	(53,065)	(6,796)
Depreciation of property, equipment and software	(44,021)	(53,113)	(6,802)
Others	(104,158)	(136,582)	(17,491)

Total cost of services	(614,427)	(689,805)	(88,338)

Gross profit	1,282,184	964,655	123,536
Operating expenses
Product development	(164,756)	(167,792)	(21,488)
Sales and marketing	(235,438)	(181,085)	(23,190)
General and administrative	(260,091)	(238,146)	(30,498)

Total operating expenses	(660,285)	(587,023)	(75,176)

Income from operations	621,899	377,632	48,360
Interest income	29,026	24,742	3,169
Amortization of convertible debt issuance cost	(18,492)	(17,490)	(2,240)
Investment income	(5,899)	72,362	9,267
Other income, net	174,903	133,913	17,149

Income before income tax expenses, equity in loss of affiliates and minority interests	801,437	591,159	75,705
Income tax expenses	(96,711)	(36,489)	(4,673)
Equity in loss of affiliates	(544,268)	(26,227)	(3,358)
Minority interests	4,825	767	98

Net income	165,283	529,210	67,772

Earnings per share:
Basic	1.17	3.71	0.48
Diluted	1.13	3.66	0.47
Earnings per ADS:
Basic	2.34	7.42	0.96
Diluted	2.26	7.32	0.94
Weighted average ordinary shares outstanding:
Basic	141,338,480	142,598,398	142,598,398
Diluted	146,347,595	144,605,703	144,605,703
Weighted average ADS outstanding:
Basic	70,669,240	71,299,199	71,299,199
Diluted	73,173,798	72,302,852	72,302,852
Reconciliation from Non-GAAP measures to GAAP measures:
Non-GAAP income	686,769	462,356	59,210
Net gain from disposal of Sina’s Stake	—	66,854	8,562
Actoz impairment charges	(521,486)	—	—

Net income	165,283	529,210	67,772

Non-GAAP diluted earnings per ADS	9.38	6.40	0.82
Net gain from disposal of Sina’s Stake per ADS	—	0.92	0.12
Actoz impairment charges per ADS	(7.12)	—	—

Diluted earnings per ADS	2.26	7.32	0.94